Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2015	2014	2013	2012	2011

Earnings:
Pre-tax income (A)	$353.2	$396.0	$422.2	$520.1	$524.3
Add: Fixed charges	156.3	153.9	157.2	174.4	161.8
Distributions received from equity method investment	139.3	143.7	51.7	—	—
Subtotal	648.8	693.6	631.1	694.5	686.1

Subtract:
Allowance for borrowed funds used during construction	4.2	2.4	3.4	3.5	10.4
Other capitalized interest	—	—	2.0	4.5	8.7
Total earnings	644.6	691.2	625.7	686.5	667.0

Fixed Charges:
Interest on long-term debt	147.8	144.6	147.6	163.4	154.8
Interest on short-term debt and other interest charges	5.4	6.2	5.3	8.7	5.2
Calculated interest on leased property	3.1	3.1	4.3	2.3	1.8
Total fixed charges	$156.3	$153.9	$157.2	$174.4	$161.8

Ratio of Earnings to Fixed Charges	4.12	4.49	3.98	3.94	4.12
(A)Excludes amounts attributable to income or loss from equity method investment.